August 28, 2019

Donald Steinberg
Chief Executive Officer
Marijuana Co of America, Inc.
1340 West Valley Parkway, Suite 205
Escondido, CA 92029

       Re: Marijuana Co of America, Inc.
           Information Statement on Schedule 14C
           Filed July 31, 2019
           File No. 000-27039

Dear Mr. Steinberg:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Healthcare
& Insurance
cc:    Tad Mailander